

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2022

Mike Barajas
Chief Financial Officer
Via Renewables, Inc.
12140 Wickchester Ln
Suite 100
Houston, Texas 77079

> **Re: Via Renewables, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 3, 2022**
> **File No. 001-36559**

Dear Mr. Barajas:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Clinton H. Smith